

Pricing Supplement
Preliminary Pricing Supplement - Subject to Completion, dated March 22, 2019
(To Prospectus dated June 30, 2016
and Prospectus Supplement dated September 24, 2018)
March [•], 2019

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

The Toronto-Dominion Bank

$_________________

Fixed-to-Floating Rate Notes, due March 29, 2022

- The notes are senior unsecured debt securities issued by The Toronto-Dominion Bank ("TD"). All payments and the return of the principal amount on the notes are subject to our credit risk.
- The notes will mature on March 29, 2022. At maturity, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.
- Interest will be paid quarterly on March 29, June 29, September 29 and December 29 of each year, commencing on June 29, 2019, with the final interest payment date occurring on the maturity date.
- The notes will accrue interest quarterly at the following per annum rates, calculated using the day count fraction specified below:
  - Year 1: 3.00%, and
  - Years 2 and 3: 3-Month USD LIBOR as of the applicable interest determination date plus 0.40%. If 3-Month USD LIBOR is negative, the interest rate for the relevant interest period will be computed giving effect to the negative rate. Negative 3-Month USD LIBOR will reduce the interest rate for the relevant interest period to a rate that is less than 0.40%, but in no event will the interest rate for an interest period be less than 0.00%
- The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
- The notes will not be listed or displayed on any securities exchange or any electronic communications network.
- The CUSIP number for the notes is 89114QJ41.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price[1]	100.00%	$
Underwriting Discount[2]	0.65%	$
Proceeds (before expenses) to TD	99.35%	$

(1) The Agents may purchase the notes for sale to certain fee-based advisory accounts and may forgo some or all of their selling concessions, fees or commissions with respect to such sales. The public offering price for investors purchasing the notes in these accounts may be as low as $996.00 (99.60%) per $1,000 in principal amount of the notes with respect to such sales. See "Supplemental Plan of Distribution—Conflicts of Interest" in this pricing supplement.

(2) TD Securities (USA) LLC ("TDS") will receive a commission of up to $6.50 (0.65%) per $1,000 in principal amount of the notes and will allow a portion of that selling concession to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") in connection with the distribution of the notes. The total "Underwriting Discount" and "Proceeds (before expenses) to TD" to be specified above will reflect the aggregate of the underwriting discounts per note. See "Supplemental Plan of Distribution—Conflicts of Interest" in this pricing supplement.

The notes are bail-inable notes (as defined in the prospectus supplement) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the "CDIC Act") and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See "Description of Notes We May Offer—Special Provisions Related to Bail-inable Notes" and "Risk Factors—Risks Relating to the Notes in General" in the prospectus supplement.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not insured by the Canada Deposit Insurance Corporation (the "CDIC"), the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States, and involve investment risks. Potential purchasers of the notes should consider the information in "Risk Factors" beginning on page PS- 1 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 1 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about March 29, 2019 against payment in immediately available funds.

Prospectus supplement dated September 24, 2018 and Prospectus dated June 30, 2016

BofA Merrill Lynch **TD Securities (USA) LLC**

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated June 30, 2016, as supplemented by the prospectus supplement, dated September 24, 2018 (as so supplemented, together with all documents incorporated by reference, the "prospectus"), and should be read with the prospectus.

- **Issuer:** The Toronto-Dominion Bank

- **Title of the Series:** Fixed-to-Floating Rate Notes, due March 29, 2022

- **Aggregate Principal Amount Initially Being Issued:** $_____

- **CUSIP No.:** 89114QJ41

- **Agents:** Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and TD Securities (USA) LLC ("TDS")

- **Currency:** U.S. Dollars

- **Issue Date:** March 29, 2019. We expect to deliver the notes against payment on or about the third business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes in the secondary market on any date prior to two business days before delivery of the notes will be required, by virtue of the fact that each note initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.

- **Pricing Date:** March 27, 2019

- **Maturity Date:** March 29, 2022

- **Minimum Denominations:** $1,000 and multiples of $1,000 in excess of $1,000

- **Issue:** Senior Debt Securities, Series D

- **Interest Rate:** The notes will bear interest at the fixed interest rate for the first four quarterly interest periods (such period, the "fixed interest period") and thereafter at the floating interest rate, subject to the interest floor (such period, the "floating interest period").

- **Interest Period:** For each interest payment date, the quarterly period from, and including, the previous interest payment date (or the issue date in the case of the first interest payment date) to, but excluding, the applicable interest payment date (or the maturity date in the case of the final interest payment date), in each case, without any adjustment in the event an interest payment date is postponed.

- **Fixed Interest Rate:** 3.00% per annum

- **Floating Interest Rate:** 3-Month USD LIBOR plus the spread, subject to the interest floor.

- **3-Month USD LIBOR or the Floating Reference Rate:** As of any interest determination date, the London interbank offered rate ("LIBOR") for deposits in U.S. dollars for a period of three (3) months commencing as of such interest determination date, which is displayed on Reuters page "LIBOR01" (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the calculation agent), as of 11:00 a.m., London time on such interest determination date. if LIBOR is permanently discontinued prior to the maturity of the notes, then the floating interest rate will be determined by the fall-back provisions described in the accompanying prospectus supplement. See "Description of the Notes We May Offer—Interest Rates—Floating Rate Notes—LIBOR Notes" in the accompanying prospectus supplement.

- **Spread:** 40 basis points (0.40%)

- **Interest Determination Dates:** For each interest payment date during the floating interest period, two London business days (as defined below) prior to the applicable interest reset date.

- **Interest Reset Dates:** For each interest payment date during the floating interest period, the previous interest payment date.

- **Interest Floor:** 0.00%

- **Day Count Fraction:** 30/360

- **Interest Payment Dates:** Quarterly, on March 29, June 29, September 29 and December 29 of each year, beginning on June 29, 2019, with the final interest payment date occurring on the maturity date.

- **Business Day:** Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto. If any interest payment date or the maturity date occurs on a day that is not a business day, then the payment will be postponed until the next business day. No additional interest will accrue on the notes as a result of such postponement.

- **London Business Day:** Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in London and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

- **U.S. Tax Treatment:** The notes will be treated as indebtedness for U.S. federal income tax purposes, as discussed further herein under "Material U.S. Federal Income Tax Consequences".

- **Canadian Tax Treatment:** Please see the discussion under the caption "Tax Consequences—Canadian Taxation" in the prospectus, which applies to your notes.

- **Calculation Agent:** TD

- **Listing:** None

- **Clearance and Settlement:** DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

- **Terms Incorporated in the Master Note:** All of the terms appearing above the item captioned "Listing" above and the terms appearing under the caption "Description of the Notes We May Offer" in the prospectus supplement, as modified by this pricing supplement.

- **ERISA Considerations:** See "ERISA Considerations" beginning on PS-16 of this pricing supplement.

- **Canadian Bail-in Powers:** The notes are bail-inable notes (as defined in the prospectus supplement) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See "Description of Notes We May Offer—Special Provisions Related to Bail-inable Notes" and "Risk Factors—Risks Relating to the Notes in General" in the prospectus supplement for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.

- **Agreement with Respect to the Exercise of Canadian Bail-in Powers:** By its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to (i) agree to be bound, in respect of the notes, by the CDIC Act, including the conversion of the notes, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of TD or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the notes in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or the notes, any other law that governs the notes and any other agreement, arrangement or understanding between that holder or beneficial owner and TD with respect to the notes.

  Holders and beneficial owners of notes will have no further rights in respect of their bail-inable notes to the extent those bail-inable notes are converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to irrevocably consent to the converted portion of the principal amount of that note and any accrued and unpaid interest thereon being deemed paid in full by TD by the issuance of common shares of TD (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See "Description of Notes We May Offer—Special Provisions Related to Bail-inable Notes" and "Risk Factors—Risks Relating to the Notes in General" in the prospectus supplement for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.

The pricing date, the issue date and all other dates listed above are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the notes.

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to "we," "us," "our," or similar references are to The Toronto-Dominion Bank.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The notes will be subject to risks, including conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of TD or any of its affiliates, under Canadian bank resolution powers. Under Canadian bank resolution powers, the CDIC may, in circumstances where TD has ceased, or is about to cease, to be viable, assume temporary control or ownership of TD and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of TD, and the power to carry out or cause TD to carry out a transaction or a series of transactions the purpose of which is to restructure the business of TD. If the CDIC were to take action under the Canadian bank resolution powers with respect to TD, this could result in holders or beneficial owners of the notes being exposed to losses and conversion of the notes in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of TD or any of its affiliates.

As a result, you should consider the risk that you may lose all or part of your investment, including the principal amount plus any accrued interest, if the CDIC were to take action under the Canadian bank resolution powers, including the bail-in regime, and that any remaining outstanding notes, or common shares of TD or any of its affiliates into which the notes are converted, may be of little value at the time of a bail-in conversion and thereafter. See "Description of Notes We May Offer—Special Provisions Related to Bail-inable Notes" and "Risk Factors—Risks Relating to the Notes in General" in the prospectus supplement for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.

Because the notes accrue interest at a fixed rate during the fixed interest period, the amount of interest payable on your notes on each interest payment date during the fixed interest period may be below market interest rates. Because interest payable on your notes during the fixed interest period accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the interest payment dates during the fixed interest period will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the fixed interest rate relative to market interest rates before investing, and be willing to forgo market interest rates during the fixed interest period.

Because the notes accrue interest at the floating interest rate during the floating interest period, you may receive a lesser interest rate during such period relative to that of the fixed interest period. The interest payable on the notes during the floating interest period, if any, will accrue at the floating interest rate, which could be as low as the interest floor of 0.00%. The floating reference rate on which the floating interest rate is based will vary and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of the floating reference rate and the possibility that the floating interest rate on the notes will decrease, and could even be negative, during the floating interest period.

After the fixed interest periods, the amount of each interest payment on an interest payment date is variable and may be as low as the interest floor. Following the fixed interest periods, you will receive interest on the applicable interest payment date based on a rate per annum equal to the floating interest rate. While the interest rate applicable to each interest payment date after the fixed interest period will fluctuate because it is based on the floating interest rate, the interest rate for any interest payment date during the floating interest period will not be less than the interest floor of 0.00%. If the floating reference rate is less than or equal to zero, it may cause the floating interest rate for the applicable interest payment date during the floating interest period to be less than the spread and possibly as low as the interest floor, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential interest payments payable on the notes as compared to that of our or other similar debt securities of a comparable maturity. Therefore, LIBOR and the floating interest rate and the value of, and interest payable on, the notes, may be volatile and will be affected by a number of factors. LIBOR, and therefore the floating interest rate and the value of the notes, is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market;
- changes in, or perceptions about future LIBOR rates;
- general economic conditions;
- policies of the U.S. Federal Reserve Board regarding interest rates;
- supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term;
- sentiment regarding underlying strength in the U.S. and global economies;
- expectations regarding the level of price inflation;
- sentiment regarding credit quality in the U.S. and global credit markets;
- inflation and expectations concerning inflation;
- performance of capital markets;
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR; and
- the time remaining to the maturity of the notes.

The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower LIBOR will result in the floating interest rate decreasing, but in no case will the floating interest rate be less than the interest floor.

Changes or uncertainty in respect of LIBOR may affect the value of and return on the notes, including where LIBOR may not be available. Various interest rates and other indices that are deemed to be "benchmarks," including LIBOR, are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, including the EU Benchmark Regulation (Regulation (EU) 2016/1011) (the "Benchmarks Regulation"), which compliance date was January 1, 2018, while others are still to be implemented.

These reforms and other pressures may cause LIBOR to disappear entirely, to perform differently than in the past (as a result of a change in methodology or otherwise), create disincentives for market participants to continue to administer or contribute to LIBOR or have other consequences that cannot be predicted. On July 27, 2017, the Chief Executive of the UK Financial Conduct Authority (the "FCA"), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021.

It is not possible to predict the further effect of any changes in the methods by which LIBOR rates are determined, nor is it possible to predict the effect of any other reforms or proposals affecting LIBOR that may be enacted in the future, and may adversely affect the trading market for securities that bear interest at rates based on LIBOR, including the notes. In addition, any future changes in the method pursuant to which LIBOR is determined or the transition to a successor benchmark may result in, among other things: (i) a sudden or prolonged increase or decrease in LIBOR or any successor benchmark rates; (ii) a delay in the publication of LIBOR or any such benchmark rates; (iii) a change in the rules or methodologies in LIBOR or any successor benchmarks that discourage market participants from continuing to administer or participate in LIBOR or any successor benchmarks; and (iv) LIBOR or any successor benchmark rate no longer being determined and published. Accordingly, in respect of the notes, such proposals for reform and changes in applicable regulation could have a material adverse effect on the value of and return on the notes (including potential rates of interest thereon).

Based on the foregoing, investors in the notes should be aware that:

(a) any of the reforms or pressures described above or any other changes to LIBOR could affect the level of the published rate, including to cause it to be lower and/or more volatile than it would otherwise be; and

(b) if LIBOR is permanently discontinued prior to the maturity of the notes, then the floating interest rate will be determined by the fall-back provisions the prospectus supplement under "Description of the Notes We May Offer—Interest Rates—LIBOR Notes". Such provisions may not operate as intended depending on market circumstances and the availability of rates information at the relevant time. This may result, to the extent that other fall-back provisions provided for in the prospectus supplement are not applicable, in the effective application of a fixed rate based on the LIBOR rate that applied in the last interest period for which such rate was available.

There are potential conflicts of interest between you and the calculation agent. The calculation agent will, among other things, determine the interest payments on the notes. We will serve as the calculation agent and may appoint a different calculation agent after the issue date without notice to you. The calculation agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that TDS, MLPF&S and our or their respective affiliates will act as a market-makers for the notes, but they are not required to do so. TDS, MLPF&S and our or their respective affiliates may discontinue their market-making activities as to the notes at any time. To the extent that TDS and MLPF&S engage in any market-making activities, they may bid for or offer the notes. Any price at which TDS, MLPF&S and our or their respective affiliates may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that each may respectively use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time TDS, MLPF&S and our or their respective affiliates were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

- the time remaining to maturity of the notes;

- the aggregate amount outstanding of the notes;

- the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates and LIBOR, which may cause the market value of the notes to decrease);

- general economic conditions of the capital markets in the U.S.;

- geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;

- our financial condition and creditworthiness; and

- any market-making activities with respect to the notes.

Historical Performance of LIBOR

We obtained the information regarding the historical performance of the floating reference rate below from Bloomberg Professional® service ("Bloomberg"). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg and have not undertaken an independent review or due diligence of the information. The historical performance of the floating reference rate should not be taken as an indication of its future performance. We cannot give you assurance that the performance of the floating reference rate will result in an interest rate during the floating interest period in excess of the interest floor.

Historically, the floating reference rate has experienced significant fluctuations. Any historical upward or downward trend in the floating reference rate during any period shown below is not an indication that the interest payable on the notes is more or less likely to increase or decrease at any time during the floating interest period.

On March 19, 2019, the floating reference rate was 2.61275%. The graph below sets forth the historical performance of the floating reference rate from March 19, 2009 through March 19, 2019. ***Past performance of the floating reference rate is not indicative of future performance of the floating reference rate.***



MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General. The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the notes. This discussion replaces the federal income tax discussions in the prospectus supplement and prospectus. The discussion herein does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the "Code").

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a note that is:

- an individual who is a citizen or a resident of the U.S., for U.S. federal income tax purposes;

- a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S. or any State thereof (including the District of Columbia);

- an estate whose income is subject to U.S. federal income taxation regardless of its source; or

- a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a note that is:

- a nonresident alien individual for federal income tax purposes;

- a foreign corporation for federal income tax purposes; or

- an estate or trust whose income is not subject to federal income tax on a net income basis.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. for U.S. federal income tax purposes by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. This summary addresses only holders that purchase notes at initial issuance, and own notes as capital assets and not as part of a "straddle," "hedge," "synthetic security," or a "conversion transaction" for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the U.S.; retirement plans or other tax-exempt entities, or persons holding the notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the notes as part of a wash sale for tax purposes; or "controlled foreign corporations" or "passive foreign investment companies" for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the notes. Persons considering the purchase of notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Treatment of the Notes as Debt for U.S. Federal Income Tax Purposes and Payments of Interest

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that the notes will be treated as debt for U.S. federal income tax purposes. Further, the notes should be treated as "variable rate debt instruments". Whether the notes will be issued with original issue discount ("OID"), however, will depend upon the facts at the time of issuance of the notes. If the determination were made as of the date hereof, we would treat the notes as "variable rate debt instruments" issued with de minimis OID.

Sale, Exchange or Maturity of the Notes. Upon the disposition of a note by sale, exchange, maturity or other taxable disposition, a U.S. Holder should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but untaxed interest) and (2) the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the U.S. Holder's cost of the note. Because the note is held as a capital asset, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital loss realized on the sale, exchange, maturity or other taxable disposition of a note is subject to limitations.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments in respect of the special rules regarding OID as described below, subject to current market conditions, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Variable Rate Debt Instruments. In order to qualify as a "variable rate debt instrument":

- the issue price of the note must not exceed the total amount of noncontingent principal payments on the note by more than the product of such principal payments and the lesser of (i) 15% or (ii) the product of 1.5% and the number of complete years in the note's term, and

- the note must not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more "qualified floating rates," (ii) a single fixed rate and one or more qualified floating rates, (iii) a "single objective rate," or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate" (each as described below).

For purposes of determining if a note is a variable rate debt instrument, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a "current rate." A qualified floating rate (or objective rate, as described below) must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate, unless the variable rate is either:

- a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, or
- a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate (or objective rate) if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor, governor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the note, and is not reasonably expected as of the issue date to cause the yield on the note to differ significantly from its expected yield absent the restriction.

An objective rate is defined as a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within our control (or the control of one of our affiliates) or that is unique to our circumstances (or those of a related party)). The IRS may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the note's term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percentage points. An objective rate is a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding permissible rate caps, floors, governors and similar restrictions as those discussed above).

Special rules apply to variable rate debt instruments to determine the amount of qualified stated interest and the amount and accrual of any OID. If the note bears interest that is unconditionally payable or compounds at least annually at a single qualified floating rate or objective rate, all stated interest is treated as qualified stated interest. The accrual of any OID is determined by assuming the note bears interest at a fixed interest rate equal to the issue date value of the qualified floating rate or qualified inverse floating rate or, in the case of any other objective rate, a fixed internal rate that is equal to the reasonably expected yield for the note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period.

If the note bears interest at a qualifying variable rate other than a single qualified floating rate or objective rate, the amount and accrual of OID generally are determined by (i) determining a fixed rate substitute for each variable rate as described in the preceding paragraph, (ii) determining the amount of qualified stated interest and OID by assuming the note bears interest at those substitute fixed rates and (iii) making appropriate adjustments to the qualified stated interest and OID so determined for actual interest rates under the note. However, if that qualifying variable rate includes a fixed rate, the note is generally treated for purposes of applying clause (i) of the preceding sentence as if it provided for an assumed qualified floating rate (or qualified inverse floating rate if the actual variable rate is a qualified inverse floating rate) that would cause the note to have approximately the same fair market value, and the rate is used in lieu of the fixed rate.

Medicare Tax on Net Investment Income

U.S. Holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax to your investment in the notes.

Specified Foreign Financial Assets

U.S. holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.

Tax Treatment of Non-U.S. Holders

In general and subject to the discussion below, payments on the notes to a Non-U.S. Holder and gain realized on the sale, exchange, maturity or other taxable disposition of the notes by a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, unless (1) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the U.S., (2) in the case of gain, such Non-U.S. Holder is a nonresident alien individual who holds the notes as a capital asset and is present in the U.S. for more than 182 days in the taxable year of the sale and certain other conditions are satisfied, (3) such Non-U.S. Holder fails to provide the relevant correct, complete and executed IRS Form W-8 or (4) such Non-U.S. Holder has certain other recent or former connections with the U.S.

Backup Withholding and Information Reporting

Interest paid on, and the proceeds received from a sale, exchange, maturity or other taxable disposition of notes held by a U.S. Holder will be subject to information reporting unless the U.S. Holder is an "exempt recipient" and may also be subject to backup withholding if the holder fails to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Payments of principal and interest on, and proceeds from the taxable disposition of, notes held by a Non-U.S. Holder to or through certain brokers may be subject to a backup withholding tax on "reportable payments" unless, in general, such Non-U.S. Holder complies with certain procedures or is an exempt recipient. Any such amounts so withheld from distributions on the notes generally will be refunded by the IRS or allowed as a credit against such Non-U.S. Holder federal income tax, provided such Non-U.S. Holder makes a timely filing of an appropriate tax return or refund claim. Reports will be made to the IRS and to holders that are not excepted from the reporting requirements.

Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

We have appointed TDS, an affiliate of TD, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, TDS will purchase the notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to MLPF&S. TDS will receive a commission of up to $6.50 (0.65%) per $1,000 principal amount of the notes and will allow a portion of that selling concession to MLPF&S in connection with the distribution of the notes. The Agents may purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions with respect to such sales. The public offering price for investors purchasing the notes in these accounts may be as low as $996.00 (99.60%) per $1,000 principal amount of the notes. The total "Underwriting Discount" and "Proceeds to TD" to be specified on the cover hereof will reflect the aggregate of the underwriting discounts per note.

TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

MLPF&S and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. MLPF&S has received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the selling agents and their affiliates may make or hold a broad array of investments and actively traded debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The selling agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such selling agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The selling agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

TDS, or any of its affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. In addition, MLPF&S, or any of its affiliates, may also engage in secondary market transactions and market-making transactions in the notes. However, neither TDS nor MLPF&S, or any of their respective affiliates, are obligated to engage in such secondary market transactions and/or market-making transactions. TDS or MLPF&S, or any of our or their respective affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan (each, an "employee benefit plan") subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the employee benefit plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the employee benefit plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit (i) employee benefit plans which are subject to Title I of ERISA, (ii) "plans" defined in Section 4975 of the Code (including individual retirement accounts and "Keogh")) which are subject to Section 4975 of the Code and (iii) entities whose underlying assets are considered to include "plan assets" of any employee benefit plan subject to Title I of ERISA or plan subject to Section 4975 of the Code (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as an "ERISA plan"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the ERISA plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and Section 4975 of the Code.

The acquisition, holding or, if applicable, exchange, of the notes by an ERISA plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the note is acquired and held pursuant to and in accordance with an applicable exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of a note. These exemptions include, without limitation:

- PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

- PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

- PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

- PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

- PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide statutory exemptive relief for certain arm's length transactions with a person that is a party in interest solely by reason of providing services to ERISA plans or being related to such a service provider. Under these provisions, the purchase and sale of a note should not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, provided that neither the issuer of the note nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA plan involved in the transaction, and provided further that the ERISA plan pays no more and receives no less than "adequate consideration" in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA plans considering acquiring and/or holding a note in reliance of these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied, and the notes should not be purchased or held by any person investing "plan assets" of any ERISA plan unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code.

Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (collectively referred to herein as "non-ERISA arrangements") are not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other regulations, rules or laws (collectively, "similar laws").

Accordingly, by acceptance of a note or any interest therein, each purchaser and holder of the notes or any interest therein will be deemed to have represented by its purchase and holding of the notes that either (1) it is not an ERISA plan and is not purchasing any notes or interest therein on behalf of or with "plan assets" of any ERISA plan or (2) the purchase and holding of the notes or any interest therein will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code. In addition, any purchaser or holder of the notes or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding of the notes that its purchase and holding will not violate any applicable similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any ERISA plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of Title I of ERISA, Section 4975 of the Code or any applicable similar laws. The sale of the notes to any ERISA plan or non-ERISA arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.